
June 9, 2025

Sunit Patel
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, Texas 77024

>    **Re:  Crown Castle Inc.**
>        **Form 10-K for the fiscal year ended December 31, 2024**
>        **File No. 001-16441**

Dear Sunit Patel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc:     Robert Collins